Exhibit 1

FOR IMMEDIATE RELEASE	5 April 2011

WPP PLC (“WPP”)

WPP invests in Vice Media, a leading global youth media brand

WPP announces that it has acquired a minority stake in Vice Holdings, Inc., (“Vice Media”) a leading global youth media brand, operating in over 30 countries.

Vice Media was launched in 1994 in Montreal, Canada and works with such clients as Intel, Dell, Levi’s and Vitamin Water. Vice Media operates a magazine and book publishing division, a music division, VBS.TV, Viceland.com, Virtue Worldwide (a full service agency), AdVice (an online activation network) and a series of digital channels built around online content verticals.

Vice Media’s unaudited gross assets for the year ended 31 December 2010 were USD $34.3 million.

This investment further develops WPP’s content capabilities, particularly in new media, the youth consumer segment, and fast growing markets and sectors.

Contact:

Feona McEwan, WPP	+44 (0)20 7408 2204